March 10, 2009

Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

Re:	Thomas Weisel Partners Group, Inc.
Form 10-K for the year ended December 31, 2007
Filed 3/17/08
Form 10-Q for the quarter ended March 31, 2008
Filed 5/12/08
Form 10-Q for the quarter ended September 30, 2008
Filed 11/7/08
File No. 001-51730

Dear Mr. Gordon:

On behalf of Thomas Weisel Partners Group, Inc. (the “Company” or “we”), we have set forth below responses to the comments set forth in your letter, dated December 16, 2008, relating to the Form 10-K and Form 10-Qs referenced above.

For ease of reference, we reproduce below the relevant comments, and include the response under the comments.

Form 10-Q for the quarter ended September 30, 2008

Note 2 – Acquisition, page 6

1.
We note that you recorded $98 million of goodwill and $44 million of other intangible assets as a result of the Westwind acquisition in January of 2008.  You disclose that based on the adverse change in the business climate and your perception that the climate is unlikely to change in the near-term you recorded an estimated full impairment charge to the goodwill asset in an amount of $92.6 million in your third quarter of 2008.  We also note that you have a remaining balance of $31 million of other intangible assets from the Westwind acquisition on your books as of September 30, 2008.  You disclose on page 34 that you did not perform an impairment test on these intangible assets because you do not believe that there were any events or circumstances which indicated that the carrying value of your assets many not be recoverable.  Please tell us how you concluded that the adverse change in business climate, your perception that the climate is unlikely to change in the near-term, and your company’s current period operating and cash flow losses were not considered triggering events for impairment testing of your intangible assets based on paragraph 8 of SFAS 144.

In recording an impairment of our goodwill asset, we indicated that the Company had experienced an adverse change in business climate with respect to capital raising activities and indicated that the Company believed that the outlook for capital raising activities which drives our investment banking revenue was unlikely to change in the near term, which the Company believed to be no less than twelve months. We further indicated that our share price, and correspondingly our market capitalization, is significantly affected by our ability to generate investment banking revenues.  The Company’s market capitalization had declined significantly in the six months preceding September 30, 2008.  At the time the Company acquired Westwind our stock price was approximately $13 per share whereas it was approximately $8.50 at September 30, 2008 and continued to decline to approximately $4 per share by the end of the year.  For purposes of evaluating goodwill for impairment, the Company has one operating segment and reporting unit based on the criteria set forth under SFAS 142, Goodwill and Other Intangible Assets and SFAS 131, Segment Information and we evaluated the Goodwill based on the fair value of the Company.

Our other intangible assets at September 30, 2008 were primarily comprised of non-compete and customer intangible assets of $18 and $15 million respectively and were acquired in connection with the acquisition of Westwind, (now renamed Thomas Weisel Partners Canada Inc. or “TWPC”). These intangible assets are recorded on the books of TWPC and are evaluated for impairment under SFAS 144, Accounting for the Impairment and Disposal of Long Lived Assets.  Under SFAS 144 we evaluate these intangible assets for recoverability based on the undiscounted cash flows of TWPC which are the lowest level of cash flows for these assets.

As a result of the above, when we considered the impairment indicators of paragraph 8 of SFAS 144, we considered these in relation to TWPC rather than the entire Company.  In evaluating these indicators we considered the cash flows for nine months ended September 30, 2008 of TWPC which indicated TWPC had positive cash flows of approximately $9 million as TWPC’s investment banking revenues are in the energy and mining sectors that were not as severely impacted by the decline in capital raising activities previously described.  We also estimate these cash flows will continue to be positive and increase over the life of the intangible assets recovery periods in accordance of SFAS 144.  As a result of the above, we concluded we did not have an impairment indicator for these intangible assets and also believe if we had concluded indicators were present, we believe these assets would be recoverable on an undiscounted basis in accordance with SFAS 144.

Mr. Daniel Gordon	-2-

Note 9 – Financial Instruments, page 12

2.
In future filings, please consider disclosing transfers in (out) of Level 3 on a gross basis.  Also, please consider disclosing how you have reflected instruments in your Level 3 rollforward (i.e. beginning of the period or the end of the period).

Beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will disclose the transfers in and transfers out of Level 3 financial instruments on a gross basis.  In addition, the introduction to the Level 3 summary table will identify that the financial instruments included in the table are classified as Level 3 as of the end of the period.

Note 13 – Income Taxes, page 15

3.
As stated in your response to comment 3 in your letter dated September 4, 2008, you had significant realized and unrealized gains from your investments in partnerships during the year ended December 31, 2006 which reduced your deferred tax asset on your net unrealized capital losses by $8.5 million to $1.4 million.  You also stated that you reduced your valuation allowance by a like amount.  Furthermore, you told us that you maintained a 100 percent valuation allowance of $1.4 million with respect to the remaining deferred tax asset as of December 31, 2006.  Then, as disclosed on page F-26 of your Form 10-K for the year ended December 31, 2007, based upon the performance of the underlying investments in your investments in partnerships and your expectation as to the future performance of such investments, you reduced the valuation allowance from $1.4 million to zero and recognized a deferred tax benefit of $1.6 million on the increase in net unrealized losses which resulted in a deferred tax asset balance at December 31, 2007 of $3.0 million with no valuation allowance.  We note that your investments in partnerships experienced net realized and unrealized losses of $4 million in the nine months ended September 30, 2008.  In light of these losses, it appears that there may have been a change in circumstances that caused a change in judgment about the realizability of your deferred tax asset in future years.  Please tell us what consideration you gave to the performance of your investments in partnerships in 2008 when evaluating the realizability of the related deferred tax asset as of September 30, 2008 and the need for a valuation allowance.  Please address your expectations of future performance and how you were able to conclude that it is still more likely than not that the deferred tax asset will be realized.  Please see SFAS 109 for reference.

In evaluating the performance of our investments in partnerships with respect to the realizability of the related deferred tax asset of approximately $5.0 million through and as of September 30, 2008, we considered the nature of the losses for the nine months of 2008, the future expected performance of our investments and tax planning strategies we could effect to utilize previously recognized capital gains of $7.8 million in 2006.

The 2008 losses consisted primarily of the write-offs of two companies totaling approximately $2.5 million that would become realized in 2009 as the companies are dissolved and the decrease in stock prices for two public companies included in our Healthcare Fund of approximately $2.6 million.  With respect to the former, as these losses become realized in 2009, we would carry them back to 2006 and utilize realized gains in that period before the carryback period expired.  (This utilization of the realized capital loss carryback would not result in an additional cash refund because a cash refund would already be claimed for the carryback of the 2008 ordinary loss. It would, however, convert this capital loss to net operating loss which would allow for a significantly longer carry forward period on such losses.)  As for the latter, we believed these losses to be temporary in nature due to the significant decline in the US equities market during the nine months ended September 30, 2008 and expected these companies stock prices to increase over the remaining 5 years of the fund.

As for evaluating future expected performance, we considered where these funds were in their expected life cycle, the net gains reported from these investments in 2006 and 2007 totaling approximately $30.0 million and the positive underlying prospects of the remaining companies and determined that it was more likely than not that we will be able to generate future gains from the majority of the portfolio companies and correspondingly realize previously unrealized losses so that the current deferred tax asset will be realized.  We also considered the Company’s plan to continue to be active in asset management and these endeavors to provide a future source of realized gains to offset losses.

We therefore concluded that as of September 30, 2008 that it was more likely than not that the deferred tax asset of $5.0 would be realized.

For the three months ended December 31, 2008, however, the Company reported additional net capital losses of $7.0 million and its deferred tax asset on unrealized capital losses as of December 31, 2008 was $8.0 million.  In light of the significant additional net capital losses reported in the fourth quarter, the significant declines in the US equities markets during the period, which affect the valuations of the private and public companies held by these investment partnerships, and the Company’s expectation that the downturn in the economy continues through 2009, which could further reduce the value of the capital investments, the Company concluded that it would establish a full valuation allowance on its deferred tax asset balance on net unrealized capital losses of $8.0 million as of December 31 2008.  In reaching this decision we considered several factors, including the prospects of the reversal of the net unrealized capital loss amount in the foreseeable future with the U.S. economy in recession, the amount of the net capital losses ($13.4 million) reported in 2008, as well as the cumulative net unrealized capital losses of $19.2 million as of December 31, 2008.

Similarly, the Company concluded that it was not more likely than not that it could realize the deferred tax asset on its other deferred tax items and established a full valuation allowance against the entire U.S. deferred tax asset of $44.8 million.  In addition to the valuation allowance established equal to its net U.S. deferred tax assets of $44.8 million, the Company also reported a valuation allowance of $1.7 million equal to the deferred tax asset reported for its net operating loss carryover for its operation in the United Kingdom.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 28

4.
You disclose that as part of a special retention and incentive program in 2008, you granted 550,000 performance-based restricted stock unit equity awards to certain members of the Executive Committee that will vest upon the attainment of the company’s long-term performance goals.  Please tell us and in future filings expand your disclosure to include the terms of these awards and your specific accounting policy for performance-based restricted stock.

The performance-based restricted stock unit equity awards granted to the Executive Committee, which are senior executive employees of the Company, are earned and become payable based on both a service and performance condition.  The service condition requires the executive to be employed by the Company from date of grant through the vesting date per below.  The performance condition provides for pre-established targets relating to several performance measures that are determined over a performance period from July 1, 2010 to June 30, 2011. Specifically, these performance measures are based on GAAP Revenue per employee, GAAP net income margin, and GAAP return on equity.  If the service and performance conditions are met, the RSU’s will vest on August 6, 2011, and the underlying shares will be delivered as soon as administratively practicable thereafter.

We determine the fair value of performance-based restricted stock awarded to employees at the grant date of the equity instruments.  The fair value is based on the market price of the Company’s common stock on the grant date.  The Company also considers the probability of achieving the established targets as well as the estimated number of instruments for which the requisite service is expected to be rendered in determining its share-based compensation with respect to these awards.   The share-based compensation is recognized over the three-year service period on a straight line basis.

Beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will disclose the above information relating to our performance based restricted stock awards.

Critical Accounting Policies and Estimates, page 33

5.	As you prepare the MD&A for your Form 10-K for the year ended December 31, 2008, please consider the following additional fair value measurement disclosure items:

▪	The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.
▪	An explanation of how credit risk is incorporated and considered in the valuation of assets or liabilities.
▪	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).
▪
Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.  For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

We will be enhancing our fair value measurement disclosures within the “Critical Accounting Policies” discussion of our Annual Report on Form 10-K for the year ended December 31, 2008.  As part of this enhancement, we will take into consideration the items you have presented to us above in order to provide an increase in information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements had on our earnings for the year ended December 31, 2008.

*          *          *

Mr. Daniel Gordon	-3-

In connection with our responses set forth above, Thomas Weisel Partners Group, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings made under the Securities Exchange Act of 1934;

•
SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filings made under the Securities Exchange Act of 1934; and

•	It may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please call me at (415) 364-7012.

Very truly yours,

/s/ Ryan Stroub

Ryan Stroub
Chief Accounting Officer

cc:	Thomas Weisel, CEO
Shaugn Stanley, CFO
Mark P. Fisher, General Counsel
(Thomas Weisel Partners Group, Inc.)